[CORRECTION FROM SOURCE]

Sphere 3D Announces Registered Direct Equity Offering and Credit Facility for a
total of approximately U.S. $10.76 million

The information on the credit facility as described in the fourth paragraph has been updated.

SAN JOSE, CA – December 1, 2015 – Sphere 3D Corp. (Nasdaq: ANY) has entered into subscription agreements for registered direct equity offerings of 2,880,000 Common Shares of the Company and warrants to purchase up to the same number of Common Shares for a gross purchase price of approximately U.S.$5.76 million on November 30, 2015. In addition, FBC Holdings S.A.R.L. has consented to the draw, at the Company’s option, of U.S. $5 million under the Company’s existing revolving credit facility.

Pursuant to the subscription agreements, the purchase price for one Common Share and a warrant to purchase one Common Share is U.S. $2.00. The Warrants will have an exercise price of U.S. $2.50 per share, a five-year term, and are exercisable in whole or in part, at any time prior to expiration. In addition, 1.5 million of the warrants contain price protection provisions. The transaction is anticipated to close on or before December 4, 2015, subject to customary closing conditions. The Company intends to use the proceeds from the offering for general corporate and working capital purposes. Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT: LTS), acted as exclusive placement agent for the equity offerings.

FBC has agreed that the completion of the equity transactions described herein would fulfill the conditions applicable under the revolving credit facility for the additional U.S. $5 million draw.

In addition, the Company has agreed that, only if the Company chooses to draw down any portion of the U.S. $5 million credit facility in the future as described above, the conversion price of FBC’s existing convertible debenture will be reduced to US $3.00 per share, and the Company will issue warrants to purchase up to an additional 500,000 Common Shares to FBC only if the maturity dates of the Company’s existing credit facilities are extended as provided for under the FBC credit facility. These warrants would have a three year term and have an exercise price of 110% of the closing price of our common shares as of the date of such extension.

FBC is an affiliate of Cyrus Capital Partners, L.P., which beneficially owns, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to the outstanding voting securities of the Company prior to giving effect to the transactions described herein. As a result, the convertible debenture amendment constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company intends to file a material change report on Form 51-102F3 in connection with the convertible debenture amendment. However, such material change report will not be filed at least 21 days before the completion of the convertible debenture amendment in order to allow the Company to secure the financing opportunities described herein. The Company is relying on the exemptions from the “formal valuation” and “minority approval” requirements under MI 61-101 set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, based on the fact that the subject matter of, or consideration for, the convertible debenture amendment insofar as it involves interested parties, as determined in accordance with MI 61-101, does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The equity offering described above is being conducted pursuant to Sphere 3D’s effective “shelf” registration statement on Form F-3 (File No. 333- 206357) filed with the Securities and Exchange Commission (“SEC”) on August 14, 2015, which became effective on August 28, 2015. The offering was made by means of a prospectus supplement and an accompanying prospectus that form a part of the registration statement. Electronic copies of a preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained free of charge, when available, by visiting EDGAR on the SEC website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries, Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release may contain forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any failure of the ecosystem across enterprise cloud products to develop, any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

CONTACT INFORMATION
Investor Relations Contact:
Mike Bishop
The Blueshirt Group
+1 415-217-4968
mike@blueshirtgroup.com